UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35624

Investors Real Estate Trust — The Nasdaq Stock Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1400 31st Avenue SW, Suite 60, Minot, North Dakota 58701; (701)837-4738
(Address, including zip code, and telephone number, including area code of Issuer's principal executive offices)

Common Shares of Beneficial Interest — no par value per share 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value per share
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Investors Real Estate Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 17, 2012	By:	/s/ Diane K. Bryantt	Executive Vice President and Chief Financial Officer
Date		Diane K. Bryantt	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
SEC 1654(03-06)    Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.